UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated January 8, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: January 8, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

  Amex:DEJ/TSX-V: DEJ

FOR RELEASE:

January 8, 2008

Dejour Reports on Piceance Testing and Cases 3 New Peace River Wells

Vancouver, BC, Canada January 8, 2008 – Dejour Enterprises Ltd. (“Dejour”) (Amex: DEJ/TSX-V: DEJ)

Robert L. Hodgkinson, Chairman & CEO,  is pleased to announce 3 new wells in the Peace River Arch.  These new wells are part of the 2008 exploration program which was previously stated in the 12.12.07 press release.  In addition, Dejour would like to provide an update on the testing and completion of the Barcus #1-12, and #2-12 in the Piceance Basin.

Piceance/ Uinta Basin, USA

Testing and completion operations continue at the North Barcus Creek prospect. The production tubing is now being set at both the NBC #1-12 and #2-12, following respective five and six stage fracture stimulation operations of the upper Cossette, Corcoran and Williams Fork sand intervals. To date, from these zones, the wells have been flowing back a combination of frac fluids, natural gas and gas condensate through the well bore. Over 50% of the expected retrievable frac fluid has now been reclaimed.  Major Colorado snowstorms and difficult weather conditions over the past 3 weeks have impacted the expected pace of the completion of these wells.

Definitive production testing is now underway. Plans are also proceeding to add compression and lay flow lines approximately two miles to regional gathering lines on the adjacent Exxon leases. Flow line ‘right of ways’ are already in place. The operator is targeting the commencement of production by the end of Q1-08.

Dejour is now pursuing avenues to expand its timely exposure to natural gas discovery in the Piceance Basin.

Peace River Arch, Canada

Exploration

During the winter drilling season 07/08 Dejour has been successfully executing on its exploration and development plan. To date the company has drilled and set production casing in three new exploration wells in which Dejour holds an average 90% working interest. Testing of these wells will commence in early February.

Additionally, as planned, drilling of a further two new exploration wells is in progress. Results of this winter’s exploration drilling program will be analyzed in preparation for further development and land acquisition.

Seismic programs over two additional exploration acreages at Alderson (3D) and Kaybob (2D) have now been recorded and are in the process of being interpreted.

The above activities provide Dejour with the comfort that all its flow through fund obligations for 2007 have been successfully fulfilled.

Development

At its Drake Field extension discoveries, Dejour has now received the requisite permits and licenses for the drilling of two new wells and is proceeding with construction of these two well sites.

The planned activity for this area includes:

1.

The drilling of  a total of four wells to test the Notekewin, Halfway, and other zones of potential sands around its now 100% owned discoveries of March/April  2007, and

2.

The laying of necessary pipelines to bring these discoveries and ensuing development into production during the current operating season.

At its 30% owned Saddle Hills discovery (March 2007), Dejour has been informed by the operator:

1.

Completion and tie in operations for production will commence in early February

2.

An offset well will be drilled prior to break up in March 2008

Additionally, Dejour, with its in-house seismic expertise, is working with the operator on acquiring 3D seismic over the land held associated with this discovery that will define the course of future development of this natural gas project.

Dejour is currently on budget and on schedule with its Peace River Arch winter 2008 operations.

Charles Dove, P.Geoph. is the qualified person for this report.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating real shareholder value through a balance of exploration/development, production/development and monetization of strategic North American energy properties -including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com